UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

    Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-25252

CINEMASTAR LUXURY THEATERS, INC.
(Exact Name of Registrant as Specified in its Charter)

7220 AVENIDA ENCINAS SUITE 203
CARLSBAD, CALIFORNIA 92009
(760) 929-2525
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock par $0.01; Redeemable Warrants; Class B Redeemable Warrants
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/x/	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 12g-4(a)(2)(ii)	/ /
Rule 12h-3(b)(1)(i)	/ /	Rule 15d-6	/ /

    Approximate number of holders of record as of the certification or notice date:  None.

    Pursuant to the requirements of the Securities Exchange Act of 1934, Cinemastar Luxury Theaters, Inc. has duly caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 28, 2001	By:	/s/ DONALD H. HARNOIS, JR. Donald H. Harnois, Jr. Chief Financial Officer